Sweet Success Enterprises, Inc.
1250 NE Loop 410, Suite 630
San Antonio, Texas  78209
(210) 824-2496

March 16, 2007

Securities and Exchange Commission
100 F Street N.E., Room 1580
Washington, D.C. 20549

RE:	Sweet Success Enterprises, Inc.—Form SB-2 Amendment No. 1
File Number 333-139754

Attn:	Scott Anderegg
Division of Corporation Finance
Mail Stop 3561

Dear Mr. Anderegg:

On behalf of Sweet Success Enterprises, Inc. (the “Company”), we herewith request acceleration of the effective date of the offering to March 19, 2007 at 2:00 PM Eastern Daylight Time, or as soon as practicable thereafter.

We acknowledge that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  We may not assert staff comment and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ William J. Gallagher

William J. Gallagher
Chief Executive Officer